 E-Home Household Service Holdings Ltd.

Floor 9, Building 14, HaixiBaiyue Town

No. 14 Duyuan Road, Luozhou Town

Cangshan District, Fuzhou City 350001

People’s Republic of China

July 11, 2019

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Gregory Dundas and Kathleen Krebs

Re:	E-Home Household Service Holdings Ltd.
Amended Draft Registration Statement on Form F-1
Submitted May 10, 2019
CIK No. 0001769768

Ladies and Gentlemen:

We hereby submit the responses of E-Home Household Service Holdings Ltd. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated May 20, 2019, providing the Staff’s comments with respect to the Company’s Amended Draft Registration Statement on Form F-1 (as amended, the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form DRS/A filed May 10, 2019

Prospectus Summary, page 1

1.	In your response to our prior comment 2, you disclose that “[r]egistered members are those customers who followed our WeChat official account and provided their profiles, including their phone numbers or WeChat User IDs.” Please revise to clarify why you believe the number of registered members is a useful metric and how it relates to your generation of revenues. For example, disclose the number of registered users who were paying customers and used your services in each period discussed.

Response: Most of the orders for our services are placed from our registered members; therefore, we believe that the number of registered members is a key metric for our operations. As of December 31, 2018, we had 1,332,553 registered members, among which 976,997 members have used our services. We have revised the Registration Statement accordingly.

Use of Proceeds, page 32

2.	We note your disclosure in response to our prior comment 4. To provide context, please quantify how much of your net offering proceeds would likely be available for investment in your PRC operations. For example, quantify the current statutory limits on your ability to loan or make capital contributions to your PRC subsidiary and to make loans to your VIEs. Also disclose, if true, that you expect the IPO proceeds to be used in China in the form of RMB and, therefore, your PRC subsidiary, VIEs and their subsidiaries will need to convert any capital contributions or loans from U.S. dollars to RMB.

Response: Any funds we transfer to our PRC subsidiary, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, there are no quantity limits on our ability to make capital contributions to our PRC subsidiary. However, our PRC subsidiary, which is a wholly foreign-owned enterprise, may not procure loans which exceed the difference between its registered capital and its total investment amount as recorded in FICMIS. According to Circular 19, RMB converted from the foreign currency-denominated capital of a wholly foreign-owned company may not be directly or indirectly used for purposes beyond its business scope. According to Circular 16, using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to grant loans to associated enterprises is permitted. Therefore, in using the net proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our PRC subsidiary through loans or capital contributions and to our VIEs through loans within our business scope, subject to satisfaction of applicable government registration, approval and filing requirements.

U.S. Securities and Exchange Commission

July 11, 2019

We intend to convert substantially all of the net proceeds to RMB through our PRC subsidiary and further develop our business within the business scope of our PRC subsidiary, VIEs and other subsidiaries.

We have revised the Registration Statement in accordance with the foregoing.

Financial Statements, page F-1

3.	We note your response to comment 11 however, we continue to believe you should provide condensed financial statements of the registrant required by 12-04 of Regulation S-X.

Response: We have revised the Registration Statement to provide condensed financial statements.

Revenue Recognition, page F-12

4.	We note in your response to comment 14, the Company is obligated to provide market development and to provide customer information to the service outlet. Please explain to us the nature of the Company’s performance obligations to the home appliance services and housekeeping services end customers. Tell us if the end customer believes they have engaged the Company or the service outlet to perform the service. In this regard, tell us if the end customer contracts separately with the service outlet. If not, explain how the end customer and the service outlet reach an understanding with respect to the services that are to be performed. Also, explain how disputes concerning the quality of service are resolved between the service outlet, the Company, and the end customer.

Response: Once an end customer places an order on the Company’s platform specifying the service request (address, kind of service, preferred dates, etc.), the Company’s obligation to the requested service is determined. The Company is obliged to execute the order, including selecting a service provider, providing the service provider with the service information and dealing with any of the customer’s feedback or complaints. The selected service provider will deliver the service according to the Company’s instructions.

By placing an order on the Company’s platform, end customers understand they have engaged the Company for the requested services. There is no need for end customers to contract with the service provider. Any service quality problem encountered will be conveyed to the Company, which will resolve the problem by either asking the service provider to correct the problem or having it corrected by another service provider. We have also revised the section of “Our Business” in the Registration Statement accordingly.

5.	We note in your response to comment 14 the service outlet is responsible for collection. Tell us if the Company has an obligation to pay the service outlet in the event they are unable to collect from the end customer. Also, tell us if the service outlet is obligated to pay the Company in the event they are unable to collect from the end customer.

Response: When our end customers place orders for services, they pay either a required visit fee or the estimated full amount of service fee through third-party payment platforms, such as WeChat Pay and Alipay.  After the service is rendered, our service provider will facilitate the collection of any unpaid balance of service fee from the end customer.  Our end customers are normally asked to pay such balance through WeChat Pay or Alipay to our accounts so that we receive the payments immediately. In certain circumstances, e.g., the end customers do not have WeChat or Alipay accounts, our service providers will accept cash payments from them. According to the agreement that we entered with them, the service providers have thirty days to wire the payments to the bank accounts designated by us. If the end customer refuses to pay, we will communicate directly with the end customer.  Depending on the reasons for nonpayment, we may either request the service provider to fix the service problems or request the ender customer to pay.  If the end customer continues to fail to pay after a satisfactory service is provided and the service provider is unable to collect from the end customer, the service provider has no obligation to pay us, nor are we obligated to pay the service provider.  Our agreements with the service providers do not have a provision requiring the service providers to pay us or requiring us to pay the service providers in this situation. For accounting purposes, we will treat the failure of payment by the end customer as a bad debt. Historically, we have not experienced collection problems from end customers. We have also revised the section of “Our Business” in the Registration Statement accordingly.

U.S. Securities and Exchange Commission

July 11, 2019

Note 3 – Accounts Receivable, Net, page F-16

6.	We note in your response to comment 14 the service outlet is responsible for collection. Please indicate in this footnote the amount of account receivable that is due from your service outlets and the amount due from the end customer. Also, with respect to the amount of receivables due from your service outlet, please clarify if the accounts receivable is stated net of the amount of any fee due to the service outlet, i.e. stated in the amount of cash you anticipate will ultimately be collected.

Response: The entire amount of accounts receivable is due from end customers. In accordance with the Company’s operating policy, after the service is rendered, the service provider will facilitate the collection of any unpaid balance of service fee from the customer. Our customers are normally asked to pay such balance through third-party payment platforms to our accounts so that we receive the payments immediately. If the customer does not have third-party payment accounts, the service providers will accept cash payments from them and the service providers have thirty days to wire the payments to the bank accounts designated by the Company according to the Company’s instructions. The fees due to service providers are calculated, agreed and settled with each provider on a regular basis (i.e., monthly). Accordingly, the accounts receivable reflects the amount to be collected from end customers while the fees due to service providers are being recorded as liability. We have revised the Note 3 accordingly.

Consolidated Statements of Changes in Shareholders’ Equity, page F-27

7.	Please provide us a detailed reconciliation of the opening balance of retained earnings of $1,369,024 as of June 30, 2016 and the June 30, 2016 year-end balance reported in the Company’s financial statements filed with the Shanghai Equity Exchange.

Response: In September 2015, our variable interest entity, Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (“E-Home Pingtan”), was listed on the Shanghai Equity Exchange where listed companies periodically disclose company information including financial statements, either audited or unaudited. The Company’s consolidated financial statements included in this Registration Statement include Fuzhou Bangchang Technology Co. Ltd. (“Fuzhou Bangchang”), our other variable interest entity, which was not part of E-Home Pingtan when it was listed on the Shanghai Equity Exchange. Per Staff’s comments, we included condensed financial statements of E-Home Household Service Holdings Ltd., our Cayman Islands parent company in the Registration Statement. In addition, Note 1 – Organization and Nature of Operations to our consolidated financial statements for the six months ended December 31, 2018 and 2017 and for the years ended June 30, 2018 and 2017 provide detailed information with respect to the history of reorganization of the subsidiaries and VIEs of the Company. All of the forgoing account for the variance with the financial statements filed with the Shanghai Equity Exchange.

Below is a reconciliation of the opening balance of retained earnings of $1,369,024 as of June 30, 2016 and the June 30, 2016 year-end balance reported in the consolidated financial statements of E-Home Pingtan and its subsidiaries with the Shanghai Equity Exchange.

Reconciliation	Retained Earnings as of June 30, 2016	Note
Amount of E-Home Pingtan and its subsidiaries as reported at Shanghai Equity Exchange	RMB (12,126,149)
Add: Amount of Fuzhou Bangchang	RMB 19,481,040
Adjustment (reversal of expenses without supporting documents)	RMB 254,536
Subtotal:	RMB 7,609,427 (US$1,147,519) [US$1=RMB 6.631 as of June 30, 2016]
Add: Accumulated impact of foreign currency translation	US$221,505	(i)
Opening balance of retained earnings as reported in the consolidated financial statements included in the Registration Statement	US$1,369,024

U.S. Securities and Exchange Commission

July 11, 2019

Note(i)	Accumulated other comprehensive income as of June 30, 2016
Accumulated impact in retained earnings	US$221,505
Aggregate impact of financial statements translation	US$147,732
Opening balance of accumulated other compressive loss as of June 30, 2016 as reported in the consolidated financial statements included in the Registration Statement	US$369,237

Consolidated Statements of Cash Flows, page F-28

8.	Please provide us a detailed reconciliation of the amount of cash and cash equivalents at beginning of fiscal year 2017 of $2,770,719 and the June 30, 2016 year-end balance reported in the Company’s financial statements filed with the Shanghai Equity Exchange.

Response: As explained in our response to Comment 7, our consolidated financial statements included in the Registration Statement include our other variable interest entity, Fuzhou Bangchang, which was not part of E-Home Pingtan when it was listed on the Shanghai Equity Exchange. Below is a reconciliation of the amount of cash and cash equivalents at beginning of fiscal year 2017 of $2,770,719 and the June 30, 2016 year-end balance reported in the consolidated financial statements of E-Home Pingtan and its subsidiaries filed with the Shanghai Equity Exchange.

Reconciliation	Cash and Cash Equivalents as of June 30, 2016
Amount of E-Home Pingtan and its subsidiaries as reported at Shanghai Equity Exchange	RMB 494,144
Add: Amount of Fuzhou Bangchang	RMB 17,866,465
Adjustment	RMB 12,585
Amount of cash and cash equivalents at beginning of fiscal year 2017 presented in consolidated financial statements included in the Registration Statement	RMB 18,373,194 (US$2,770,719) [US$1=RMB 6.631 as of June 30, 2016]

General

9.	In response to our prior comment 18, you provided supplemental materials that are in Chinese with only portions translated to English. Please provide us with fully translated copies so that we may better evaluate the materials.

Response: In response to the Staff’s comment, we are supplementally providing to the Staff under separate cover fully translated copies of the supplemental materials that were previously provided to Staff.

U.S. Securities and Exchange Commission

July 11, 2019

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +86-591-87590668 or Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101).

Sincerely,

E-Home Household Service Holdings Ltd.

By:	/s/ Wenshan Xie
Wenshan Xie
Chief Executive Officer

cc:	Kevin Sun, Esq.